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Exhibit 3.4

                  Resolution Adopted by the Board of Directors
                       Northwestern Steel & Wire Company

     RESOLVED, that the third and fifth sentences of Article III, Section 2 of the Company's Bylaws be deleted and replaced with the following:

     "The Board of Directors shall be divided into two classes. Each class shall consist, as nearly as possible, of one-half of the total number of directors constituting the entire Board of Directors, and the term of office of one class shall expire each year. For the Annual Meeting of Shareholders after the fiscal year ended July 31, 1994, directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting and directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting. Commencing with the Annual Meeting of Shareholders after the fiscal year ending July 31, 1996, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the second succeeding annual meeting."